Via Facsimile and U.S. Mail
Mail Stop 6010

February 23, 2009

Andrew D. Reddick
President & Chief Executive Officer
Acura Pharmaceuticals, Inc.
616 N. North Court, Suite 120
Palatine, Illinois 60067

Re: Acura Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 5, 2008
File No. 001-10113

Dear Mr. Reddick:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief